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10027686

[redacted] COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC
112

SEC FILE NUMBER
8-30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 52nd Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Moreno 212-688-2156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revere Securities Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

JEROME CROWN
Notary Public, State of New York
No. 01CR5084272
Qualified in New York County
Commission Expires September 2, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVERE SECURITIES CORP.
(Formerly Briarcliff Capital Corp.)

FINANCIAL STATEMENT

Year Ended December 31, 2009

AND
INDEPENDENT AUDITORS' REPORT

REVERE SECURITIES CORP.
(Formerly Briarcliff Capital Corp.)

INDEX TO FINANCIAL STATEMENT

December 31, 2009

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006
50 Years
Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Revere Securities Corp. (formerly Briarcliff Capital Corp.):

We have audited the accompanying statement of financial condition of Revere Securities Corp. (formerly Briarcliff Capital Corp.) as of December 31, 2009. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Revere Securities Corp. (formerly Briarcliff Capital Corp.) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin + Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2010

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

REVERE SECURITIES CORP.
(Formerly Briarcliff Capital Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets

Cash	$ 36,098
Receivable from clearing broker	57,308
Other receivables	9,293
Deposit account with clearing broker	50,463
Furniture and equipment, net of accumulated depreciation	45,754
Deferred income taxes, net of allowance	-
Prepaid expenses and other assets	19,184
Total assets	$ 218,100

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 22,359
Commissions payable	59,314
Total liabilities	81,673
Commitment (Note 8)	
Stockholder's equity:	
Common stock	10
Additional paid-in capital	780,108
Deficit	(643,691)
Total stockholder's equity	136,427
Total liabilities and stockholder's equity	$ 218,100

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Securities Corp. (formerly Briarcliff Capital Corp.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company is organized in Florida and has offices in Boca Raton and New York City. As of December 31, 2009, the Company is wholly owned by Revere Capital Advisors LLC ("parent").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States of America. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

In addition, the Company earns commissions on negotiating the sale of annuity contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported mounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2009, the Company had not exceeded that limit.

Income Recognition

The Company records security transactions, including commission revenue and expense on a trade-date basis. The Company also earns commissions from the sale of annuity products and investments advisory services.

Furniture and Equipment

The Company depreciates furniture and equipment using straight-line methods over the estimated useful life of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

The Company is subject to U.S. federal and various state and local tax jurisdictions.

FASB ASC 740-10 which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company adopted FASB ASC 740-10 as of January 1, 2009. As of December 31, 2009, the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

The Company's income tax returns for years 2006 through 2009 are subject to examination by federal, state and local income tax authorities.

3. Furniture and Equipment

Major classes of furniture and equipment include the following:

	Estimated Useful Life – Years	
Furniture	7	$ 27,100
Equipment	5	21,786
		48,886
Less accumulated depreciation		3,132
		$ 45,754

Depreciation for the year ended December 31, 2009 aggregated $3,132.

4. Common Stock

The Company is authorized to issue common shares. As of December 31, 2009, there are three classes of stock as follows:

		Number of Shares		
Class	Par Value	Authorized	Issued	Outstanding
A	.01	10,000	1,000	1,000
B	No par value	500	None	None
C	No par value	200	None	None

Class A shares carry the right to vote on any matter and participate in all dividends payments, exclusive of any other class of shares, until each holder of Class A shares receives a dividend equal to the amount of his or her initial capital contribution to the Corporation.

Vested Class B shares carry the right to vote on any matter but may not be transferred unless agreed to pursuant to the terms of a stockholder's agreement. Vested Class B shares are entitled to share in dividend payments *pari passu* with Class A shares but only after distribution or liquidation preference payments are made to holders of Class A shares.

Class C shares carry no right to vote on any matter, may not be transferred and do not share in regular dividend payments. Holders of Class C shares are entitled to participate in a distribution payment with other stockholders only upon a sale of either all of the issued and outstanding shares of the Company or all or substantially all of the assets of the Company.

5. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2009.

6. Income Taxes

As of December 31, 2009, the Company has not generated income sufficient to pay other than minimum taxes to various state and local governments, which are included in operating expenses.

No material income taxes are due. The Company has various net operating loss carryforwards totaling approximately $375,000, expiring in 2028 and 2029. Some of the carryforwards will be limited to approximately $11,000 per year due to a change in the majority ownership of the Company during 2009.

Realization of the tax benefits from net operating losses is dependent on generating sufficient income in the future to utilize them which is not assured.

Management believes that is more likely than not that some or all of the deferred income tax credits may not be realized, and therefore has established an allowance for the full amount of the deferred tax asset of $150,000.

7. Related Parties

The Company subleases office space in New York City from its parent company, on a month-to-month basis at $5,000 a month. The effective date of the agreement is June 1, 2009. Rent expense for this office totaled $35,000 for the year ended December 31, 2009.

In addition, the parent has paid for expenses and provided operational funding for the Company from time to time. All such funding has been recorded as additional paid-in capital.

8. Commitment

Operating Lease

The Company is obligated under an operating lease for office space in Florida, which expires on March 31, 2012.

Future minimum lease payments under this lease are as follows:

Year Ending December 31,	Minimum Lease Payment
2010	$ 36,780
2011	38,070
2012	9,600
	$ 84,450

The total rent expense for the year was $70,129 which includes $35,000 paid to a related party (see Note 7).

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1).

At December 31, 2009, the Company had net capital of $68,612 which was $63,168 in excess of its required net capital of $5,444. The Company's aggregate indebtedness to net capital ratio was 1.19 to 1.

10. Subsequent Events

The Company has evaluated its subsequent events through February 24, 2010, the date that the accompanying financial statement was available to be issued. The Company has no material subsequent events requiring disclosure.